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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date April 26, 2007	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Chief Executive Officer

NAM TAI ELECTRONICS, INC.
Disposals of Shares in TCL Corporation
VANCOUVER, CANADA — April 24, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that through the subsidiary of its Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), it disposed 39,000,000 A Shares and 41,600,703 A Shares in TCL Corporation (“TCL”) on April 20, 2007 and April 23, 2007, respectively on the market of Shenzhen Stock Exchange at an aggregated total consideration of approximately $54 million and a resulting in an one-off gain of approximately $30 million (after deducting the portion attributable to minority interests).
In 2002, the Company invested approximately $12 million to acquire certain equity interest in TCL which interests were then listed on the Shenzhen Stock Exchange as A Shares in January 2004. Before the said disposals, the Company, through NTEEP, holds 80,600,173 A Shares of TCL, representing 3.12% of the total existing issued share capital of TCL. As of the date of this announcement, the net proceeds of the disposals have already been remitted to the bank account as term deposit.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headsets for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may visit the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC registered with The Stock Exchange of Hong Kong are 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal the shares of the Company based solely on such information.